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JAMES A. LEBOVITZ james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

August 15, 2013

Via EDGAR

James O’Connor, Esq.

Attorney/Advisor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Christina DiAngelo Fettig

Staff Accountant

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:     FS Global Credit Opportunities Fund—A (File Nos. 333-186414 and 811-22798) and FS Global Credit Opportunities Fund—D (File Nos. 333-186413 and 811-22797)

Dear Mr. O’Connor and Ms. Fettig:

On behalf of FS Global Credit Opportunities Fund—A and FS Global Credit Opportunities Fund—D (each, a “Fund” and together, the “Funds”), in response to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Funds via telephone on July 29, 2013 and via electronic correspondence on August 14, 2013 regarding the Funds’ above-referenced Registration Statements on Form N-2, we hereby confirm that as of the date of the seed financial statements of the Funds and as of August 15, 2013, there were no known purchase commitments. We further confirm that if, at the end of a future reporting period of a Fund, the Fund has a known purchase commitment, the Fund will accrue a liability based on the committed amount.

In addition, we confirm that each Fund, in its final prospectus filed pursuant to Rule 497 under the Securities Act of 1933, as amended, will update its organization and offering costs through August 1, 2013. For FS Global Credit Opportunities Fund—A, the disclosure in the final prospectus will read as follows:

James O’Connor, Esq. Christina DiAngelo Fettig August 15, 2013 Page 2

The Company has incurred organization and offering costs of approximately $22,000 and $1,236,000, respectively, as of August 1, 2013, which were paid on the Company’s behalf by Franklin Square Holdings and have been recorded by the Company as a contribution to capital.

For FS Global Credit Opportunities Fund—D, the disclosure in the final prospectus will read as follows:

The Company has incurred organization and offering costs of approximately $22,000 and $880,000, respectively, as of August 1, 2013, which were paid on the Company’s behalf by Franklin Square Holdings and have been recorded by the Company as a contribution to capital.

Further, we hereby confirm that Pre-Effective Amendment No. 3 to the Registration Statement for each Fund reflected changes for general cleanup and updating, as well as changes to respond to comments from the Staff, including the following: (i) updating the order of the bullet points on the cover of each prospectus; (ii) revising the disclosure regarding the expense reimbursement agreement for each Fund; (iii) updating certain items of risk disclosure; (iv) clarifying the role of the board of trustees of each Fund in allocating the actual costs of FS Global Advisor, LLC incurred in providing administrative services; and (v) adding clarifying disclosure regarding the sharing of administrative expenses of FS Global Credit Opportunities Fund borne by each Fund.

* * * * * * *

Each Fund hereby acknowledges that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with the respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve such Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) such Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

James O’Connor, Esq. Christina DiAngelo Fettig August 15, 2013 Page 3

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510 or David J. Harris at (202) 261-3385.

Sincerely,

/s/ James A. Lebovitz

James A. Lebovitz

Cc:	Gerald F. Stahlecker

Stephen S. Sypherd

FS Global Credit Opportunities Fund—A

FS Global Credit Opportunities Fund—D

David J. Harris

Dechert LLP